Modis Professional Services, Inc.


                                  July 18, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Idea Integration Corp.'s Registration Statement on Form S-1 (Reg. No. 333-43528) - Application for Withdrawal
          -----------------------------------------------------------

Ladies and Gentlemen:

     Idea Integration Corp., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (Reg. No. 333-43528), together with all exhibits thereto. The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement. No shares of common stock of the Company have been issued or sold under the Registration Statement.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (904) 360-2700 or Joseph L. Seiler III of LeBoeuf, Lamb, Greene & MacRae, L.L.P. at (212) 424-8137.

                                         Sincerely,
                                         /s/ John L. Marshall
                                         John L. Marshall III
                                         Senior Vice President & General Counsel


cc:  John Saia, Examiner
     Joseph L. Seiler, III, Esq.